

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

Leslie Yu
Chief Executive Officer
QUHUO Ltd
3rd Floor, Block D, Tonghui Building
No. 1132 Huihe South Street, Chaoyang District
Beijing, People's Republic of China

> **Re: QUHUO Ltd**
> **Amendment No. 5 to Draft Registration Statement on Form F-1**
> **Submitted May 14, 2020**
> **CIK No. 0001781193**

Dear Mr. Yu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19 Outbreak, page 75

1. We note your response to comment 2 and we reissue in part. Please revise your disclosure to further describe any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 on your business. For example, consider discussing, as you do in Note 25 to your financial statements, that "[t]he Company's first quarter results of operations have been negatively impacted." Please refer to CF Disclosure Guidance: Topic No. 9.

Consolidated Financial Statements for the Year Ended December 31, 2019
Note 5. Business Combination, page F-31

2.   We note from your response to comment 5 that you corrected the number of options granted to non-employees to exclude 583,277 options granted to the former shareholders of Huadian Tianze and Jilin Taisen as part of the purchase consideration for the acquisition of those entities. Please revise your disclosure in either Note 5 or Note 16 to disclose the number of options granted to replace those originally granted under the 2017 Plan as part of the purchase consideration for these entities so that investors may derive the number of options outstanding at December 31, 2019 from the information in your financial statements.

Note 10. Intangible Assets, page F-34

3.   Based on the intangible asset roll forward provided in your response to comment 4, it appears you disposed of intangible assets with a net book value of RMB 30,248 during Fiscal 2019. In addition, your Consolidated Statements of Cash Flows reflect proceeds from the disposal of intangible assets in the amount of RMB 21,167 during Fiscal 2019. It appears that the difference between the net book value of these intangible assets and the sales price is RMB 9,081. Please explain to us in reasonable detail how you determined the loss on disposal of intangible assets in the amount of RMB 3,840 as reflected in your Consolidated Statements of Comprehensive Loss for Fiscal 2019.

You may contact Sondra Snyder, at 202-551-3332, or Jennifer Thompson, at 202-551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez, at 202-551-3792, or Lilyanna Peyser, at 202-551-3222, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services